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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68027

Mail Processing Section
RECEIVED
FEB 25 2011
WASH. D.C.
211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B HIL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4041 N. High Street Suite 402
(No. and Street)

Columbus (City) | Ohio (State) | 43214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street (Address) | Columbus (City) | Ohio (State) | 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Scott Englehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHIL Distributors, Inc., as of and year ended December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DINA TANTRA
Notary Public
In and for the State of Ohio
My Commission has no Expiration

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
BHIL Distributors, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of BHIL Distributors, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHIL Distributors, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Columbus, Ohio
February 8, 2011

BHIL Distributors, Inc.
Statement of Financial Condition

		12/31/2010
ASSETS		
Cash and cash equivalents	$	167,704
Distribution fees receivable		646,216
Accounts receivable		61,518
Prepaid expenses		27,358
Current tax benefit		161,621
Total assets	$	1,064,417
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Distribution fees payable		646,216
Accounts payable and accrued expenses		110,387
Total liabilities		756,603
Shareholders' Equity		
Common stock, no par value		
1,500 shares authorized;		
100 issued and outstanding at December 31, 2010		25,000
Additional paid in capital		575,000
Accumulated deficit		(292,186)
Total shareholders' equity		307,814
Total liabilities and shareholders' equity	$	1,064,417

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statement of Operations

	Year Ended 12/31/2010
REVENUES:	
Underwriting service fees	$ 265,483
Commissions	478,816
Total revenue	744,299
OPERATING EXPENSES:	
Allocation from parent	382,372
Regulatory and related	29,384
Professional services	9,500
Other expenses	8,858
Commissions	478,816
Total operating expenses	908,930
NET OPERATING LOSS BEFORE TAXES	(164,631)
Income tax benefit	55,974
NET LOSS	$ (108,657)

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statements of Changes in Shareholder's Equity

	Shares Outstanding	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance at December 31, 2009	100	$ 25,000	$ 575,000	$ (183,529)	$ 416,471
Net loss	-	-	-	(108,657)	(108,657)
Balance at December 31, 2010	100	$ 25,000	$ 575,000	$ (292,186)	$ 307,814

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Statement of Cash Flows

		Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(108,657)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Increase in accounts receivable		(18,110)
Decrease in distribution fees receivable		1,283,822
Decrease in distribution fees payable		(1,283,822)
Increase in accounts payable and accrued expenses		57,436
Other changes in assets and liabilities		(60,160)
Net cash used by operating activities		(129,491)
CASH AND CASH EQUIVALENTS		
Net change during the period		(129,491)
At beginning of period		297,195
At end of period	$	167,704
Cash paid during the period for:		
Interest	$	-
Income taxes		-

The accompanying notes are an integral part of these financial statements.

BHIL Distributors, Inc.
Notes to Financial Statements

Note 1 Organization

BHIL Distributors, Inc. (the "Company" or "BHIL"), an Ohio Corporation incorporated on February 19, 2008, is an indirect wholly-owned subsidiary of Diamond Hill Investment Group, Inc. ("DHIL") and a direct subsidiary of Beacon Hill Fund Services, Inc. ("BHFS"). BHIL is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). BHIL is a limited purpose broker-dealer and serves solely as distributor and principal underwriter to various open-end registered investment companies (collectively, the "Funds").

Note 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company's significant accounting policies:

Cash and Cash Equivalents - Cash and cash equivalents include demand deposits with two financial institutions.

Accounts Receivable - Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2010.

Revenue Recognition - Distribution and underwriting service fees are generally paid by affiliates of the Funds pursuant to the Agreements or supplementary distribution fee agreements between the Funds, their affiliates, and the Company for the underwriting services performed by the Company.

Distribution fees represent 12b-1/service fees paid by the Funds pursuant to distribution agreements (the "Agreements") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to the investors. Receipts and payments of distribution fees are recorded on a net basis in the statement of operations as revenue and contra revenue, as it is the appropriate accounting treatment for this agency relationship.

Note 2 Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Distribution fees gross and net revenue are summarized below:

	Year Ended December 31, 2010
Distribution fees:	
12b-1/service fees received from Fund clients	$ 7,643,452
12b-1/service fees paid to third parties	(7,643,452)
Distribution fee revenue, net of related expenses	$ -

For certain classes of shares that have a CDSC (Contingent Deferred Sales Charge) fee arrangements, the Distributor pays front end commissions to the selling broker and has future rights to 12b-1 distribution fees from the sale of said shares. BHIL Distributors, Inc. has entered into arrangements with financing agents consisting substantially of an affiliated party, whereby the financing agents pay to BHIL Distributors, Inc. an amount equal to the commissions paid to the selling broker, effectively selling the future rights to 12b-1 distribution fees. Therefore, commission payments and the selling of the 12b-1 stream to the financing agents are recorded on a gross basis in the statement of operations. An expense is recognized in the amount of the upfront commissions paid and revenue is recognized for the payment received from the financing agent.

Distribution and Distribution Related Expense – Distribution expense represents 12b-1/service fees predominately incurred to the dealer of record. Distribution fees not paid to the selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commissions earned by the Company) may include, but are not limited to, additional shareholder services, printing of prospectuses and reports used for sales purposes, expenses of preparation and printing of sales literature, advertisements, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Income Taxes - The Company accounts for income taxes using an asset and liability approach. A net deferred tax asset or liability is determined based on differences between the financial reporting and income tax basis of assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company has analyzed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2008 through 2010) and has recognized no adjustments resulting from uncertain positions.

Note 3 Related Party Transactions

During the ordinary course of business, BHFS shares various services with the Company such as use of office facilities, equipment, personnel and other administrative services. BHFS allocate these shared expenses to the Company pursuant to an expense sharing agreement. At December

Note 3 Related Party Transactions (Continued)

31, 2010, the amount included in accounts payable and accrued expenses due to BHFS for services was $93,897. The aggregate amount charged to the Company by BHFS was $382,372, for the year ended December 31, 2010. The shared expenses would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2010, commission revenue for the Company consisted of $478,175 from an affiliated financing agent.

Note 4 Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other shares accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1. At December 31, 2010, the Company had net capital under the Rule of $86,107, which was $35,667 in excess of its minimum required net capital of $50,440. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 8.787 to 1.

Note 5 Regulatory Compliance

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of registered investment company shares. The Company does not hold customer funds or safekeep customer securities.

Note 6 Income Taxes

The operating results of the Company were included in the consolidated federal and city tax returns of DHIL and its subsidiaries. For financial reporting purposes, DHIL follows the policy of allocating the consolidated income tax provision among DHIL and its subsidiaries on a separate return basis, which includes, for subsidiaries with a tax loss, an allocated benefit from the consolidated group based upon the reduction in the current taxes otherwise payable by the group.

Note 7 Commitments and Contingencies

The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company's liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company's potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 8 Subsequent Events

The Company evaluated subsequent events from December 31, 2010, the date of these financial statements, through February 8, 2011, the date these financial statements were issued and available. On February 3, 2011, BHFS made an additional capital contribution of $100,000 in the Company. There were no other subsequent events to report that would have a material impact on these financial statements.

BHIL Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

			12/31/2010
Net Capital:			
Total shareholder's equity from statement of financial condition		$	307,814
Deductions for nonallowable assets:			
Accounts receivable			32,728
Prepaid expenses			27,358
Tax benefit			161,621
Total deductions for nonallowable assets			221,707
Net Capital			86,107
Aggregate Indebtedness:			
Items included on the statement of financial condition:			
Accounts payable and accrued expenses	110,387		
Distribution fees payable	646,216		
Total aggregate indebtedness	756,603		
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)			50,440
Net capital in excess of required minimum			35,667
Ratio of aggregate indebtedness to net capital*	8.787	to	1.00
Aggregate indebtedness capacity with net capital			276,681

* The Company's Aggregate Indebtedness to Net Capital ratio must be less than 15 to 1. A warning will be issued to FINRA, the FINOP and CCO if the Aggregate Indebtedness to Net Capital ratio reaches 12 to 1.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the unaudited FOCUS Report for December 31, 2010, filed as of January 21, 2011.

BHIL Distributors, Inc.

Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2010

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
BHIL Distributors, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of BHIL Distributors, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Columbus, Ohio
February 8, 2011

BHIL Distributors, Inc.

(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Financial Statements and Supplementary Information For the Year Ended December 31, 2010

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